Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Corporation	Jurisdiction of Incorporation or Organization	% of Voting Securities Held at December 31, 2011
Waterloo Furniture Components Limited	Canada	100

CompX Security Products Inc.	Delaware	100

CompX Precision Slides Inc.	Michigan	100

CompX Asia Holding Corporation	Malaysia	100
Dynaslide Corporation	Taiwan	100

CompX Marine Inc.	Delaware	100
Custom Marine Inc.	Delaware	100
JZTB Realty LLC	Wisconsin	100
Livorsi Marine Inc.	Illinois	100